SILVERADO GOLD MINES LTD. ANNUAL REPORT 2003





SEC MAIL PROCESSING
RECEIVED
APR 2 1 2004
WASH. D.C.
SECTION


# SILVERADO GOLD MINES LTD.



04026833




NOLAN GOLD MINE, ALASKA



## ANNUAL REPORT 2003

# President's Letter

2003 proved to be a challenging year for us. Despite the record warm winter mining season and therefore subsequent ground water difficulties encountered in our mining at the Nolan Gold Mine, we did accomplish gold recovery, conducted significant exploration, and upgraded camp and infrastructure which will serve us well in the years to come. I commend our people who performed their tasks well and safely in the often adverse conditions encountered while working in Alaska's Arctic Circle.

We are continuing to drill an area on the upper benches up Nolan Creek where results to date have outlined an easily open cut mineable tract of gold bearing ground. Final drilling, now near completion, will allow us to determine our mining plan.

In addition to our placer (gold nugget) work, we expanded our exploration efforts to search for the source of the placer gold. The results were positive as we have encountered lode gold (gold in place) over a large part of the property within the area designated "The Solomon Shear Trend" (For further information on this area visit our website at www.silverado.com and click on Gold Projects - Nolan).


INTERVIEW

These efforts continue on a well designed program incorporating various scientific studies in conjunction with an on-going drilling program. Should we drill into an economic source of the large placer gold nuggets, we may elect to mine such area or areas ourselves. Should a larger body of economic mineralization be outlined by our drilling, we may seek out a joint venture with a major mining partner.

We have also been working steadily to secure funding for our "Green Fuel" project. The United States Government still appears to be our most likely arena of potential success and in this regard we hope to have positive news to report in 2004.

In view of the recent strong price in gold we have determined to re-focus part of our attention on our Ester Dome and Eagle Creek gold properties near Fairbanks, Alaska.

We take this opportunity to thank our shareholders for their continued support and look forward to a productive and rewarding year.

On Behalf of the Board of Directors
SILVERADO GOLD MINES LTD.

Garry L. Anselmo
President and CEO

# Auditor's Report to the Stockholders

We have audited the consolidated balance sheets of Silverado Gold Mines Ltd. as at November 30, 2003 and 2002, and the consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2003 and 2002, and the results of its operations and cash flows for the years then ended in accordance with United States and Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report, that in our opinion, these principles have been applied on a consistent basis.

**Morgan & Company** (signed)
Chartered Accountants

Vancouver, Canada
January 31, 2004

# Comments by Auditor for U.S. Readers on Canada-U.S. Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 2(a) to the financial statements. Our report to the stockholders, dated January 31, 2004, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.

**Morgan & Company** (signed)
Chartered Accountants

Vancouver, Canada
January 31, 2004

# Consolidated Balance Sheets

Expressed in United States Dollars
November 30, 2003 and 2002

| | 2003 | 2002 |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 397,290 | $ 905,000 |
| Gold inventory | 100,519 | 10,149 |
| Accounts receivable | 23,093 | 8,348 |
| | 520,902 | 923,497 |
| Exploration and development advances (note 9) | 118,889 | 579,745 |
| Mineral properties (note 3) | 6,690,362 | 2,274,027 |
| Building, plant and equipment, (note 4) | 2,926,663 | 2,404,984 |
| | $ 10,256,816 | $ 6,182,253 |
| **Liabilities and Stockholders' Equity** | | |
| Current liabilities: | | |
| Accounts payable and accrued liabilities (note 5) | $ 594,840 | $ 660,248 |
| Loans payable secured by gold inventory | 7,873 | 35,729 |
| Mineral claims payable | 240,000 | 140,000 |
| Convertible debentures, current portion | 193,303 | 691,978 |
| Capital lease obligation, current portion | 594,085 | - |
| | 1,630,101 | 1,527,955 |
| Convertible debentures (note 6) | 194,142 | 644,331 |
| Capital lease obligations (note 7) | 641,492 | 946,150 |
| | 2,465,735 | 3,118,436 |
| Stockholders' equity: | | |
| Common stock (note 8): | | |
| Authorized: 200,000,000 common shares | | |
| Issued and outstanding: | | |
| November 30, 2003 – 146,027,352 common shares | 63,568,652 | 55,271,191 |
| November 30, 2002 – 98,086,631 common shares | | |
| Additional paid-in capital | 464,314 | 292,320 |
| Shares to be issued | 115,000 | 268,613 |
| Deferred compensation | (77,712) | (164,213) |
| Accumulated deficit | (56,279,173) | (52,604,094) |
| | 7,791,081 | 3,063,817 |
| | $ 10,256,816 | $ 6,182,253 |

See accompanying notes to unaudited consolidated financial statements.

# Consolidated Statements of Operations

Expressed in United States Dollars
Years ended November 30, 2003 and 2002

| | 2003 | 2002 |
|---|---|---|
| **Expenses:** | | |
| Accounting and audit | $ 21,683 | $ 36,312 |
| Advertising and promotion | 417,856 | 573,592 |
| Consulting fees | 911,796 | 1,958,258 |
| Depreciation | 277,138 | 105,972 |
| General exploration | 507,247 | 98,006 |
| Interest on convertible debentures | 50,045 | 154,023 |
| Interest on capital lease obligations | 144,257 | - |
| Legal | 77,974 | 35,766 |
| Loss (gain) on foreign exchange | (58,671) | 10,420 |
| Management services | 204,932 | 204,059 |
| Office | 581,205 | 374,392 |
| Other interest and bank charges | 8,741 | 4,679 |
| Reporting and investor relations | 15,397 | 3,430 |
| Research | 148,465 | 256,954 |
| Transfer agent fees and mailing | 25,449 | 18,428 |
| Development cost written off | 350,000 | - |
| | 3,683,514 | 3,834,291 |
| Interest and other income | 8,435 | 78,890 |
| Loss for the year | (3,675,079) | (3,755,401) |
| Loss per share - basic and diluted | $ (0.03) | $ (0.05) |
| Basic and diluted weighted average number of common shares outstanding | 117,206,696 | 74,835,801 |

See accompanying notes to the consolidated financial statements

# Consolidated Statements of Cash Flows

Expressed in United States Dollars
Years ended November 30, 2003 and 2002

| | 2003 | 2002 |
|---|---|---|
| Cash provided by (used in): | | |
| **Operating activities:** | | |
| Loss for the year | $ (3,675,079) | $ (3,755,401) |
| Adjustments to reconcile loss to net cash provided by (used in) operating activities: | | |
| Depreciation | 277,138 | 105,972 |
| Stock based compensation | 543,967 | 1,629,271 |
| Stock issued for interest | 57,388 | 42,469 |
| Non-cash interest expense | 39,257 | - |
| Development cost written off | 350,000 | - |
| Changes in non-cash operating working capital: | | |
| Accounts receivable | (14,745) | (5,472) |
| Gold inventory | (90,370) | 991 |
| Accounts payable and accrued liabilities | (65,408) | (14,317) |
| Increase (Decrease) in mineral claims payable | 100,000 | (176,500) |
| | (2,477,852) | (2,172,987) |
| **Investing activities:** | | |
| Purchase of equipment | (548,647) | (770,553) |
| Advances for exploration and development | 460,856 | (579,745) |
| Mineral properties expenditures, net of recoveries | (4,766,335) | (1,114,498) |
| | (4,854,126) | (2,464,796) |
| **Financing activities:** | | |
| Common stock issued for cash (net of share issue cost) | 6,758,820 | 5,817,000 |
| Repayment of convertible debentures | (21,696) | - |
| Shares to be issued | 115,000 | - |
| Repayment of loans payable | (27,856) | - |
| Due to related party | - | (291,310) |
| | 6,824,268 | 5,525,690 |
| **Net (Decrease) Increase in cash and cash equivalents** | (507,710) | 887,907 |
| **Cash and cash equivalents, beginning of year** | 905,000 | 17,093 |
| **Cash and cash equivalents, end of the year** | $ 397,290 | $ 905,000 |

Supplementary disclosure with respect to cash flow (note 14)

# Consolidated Statements of Stockholders' Equity

Expressed in United States Dollars
Years ended November 30, 2003 and 2002

| | COMMON STOCK | | | OTHER CAPITAL | | | |
|---|---|---|---|---|---|---|---|
| | Number of common shares | Share Capital | Shares to be issued | Additional Paid in Capital | Deferred Compensation | Accumulated deficit | Total |
| Balance, November 30, 2001 | 42,423,988 | $47,000,034 | $ - | $ - | $ - | $(48,848,693) | $(1,848,659) |
| Loss for the year | - | - | - | | | (3,755,401) | (3,755,401) |
| Shares issued: | | | | | | | |
| For options exercised | 6,900,000 | 925,000 | - | - | - | - | 925,000 |
| For warrants exercised | 16,250,000 | 1,970,000 | - | - | - | - | 1,970,000 |
| For consulting fees | 4,793,335 | 1,232,551 | - | - | - | - | 1,232,551 |
| For private placements | 20,775,000 | 2,922,000 | - | - | - | - | 2,922,000 |
| In lieu of payment for debentures | 6,944,308 | 1,221,606 | - | - | - | - | 1,221,606 |
| Shares to be issued | - | - | 268,613 | - | - | - | 268,613 |
| Stock option granted | - | - | - | 292,320 | (164,213) | - | 128,107 |
| Balance, November 30, 2002 | 98,086,631 | 55,271,191 | 268,613 | 292,320 | (164,213) | (52,604,094) | 3,063,817 |
| Loss for the year | - | - | - | - | - | (3,675,079) | (3,675,079) |
| Shares issued: | | | | | | | |
| For private placements (net) | 24,651,340 | 5,344,245 | - | - | - | - | 5,344,245 |
| For options exercised | 200,000 | 70,000 | - | - | - | - | 70,000 |
| For warrants exercised | 15,278,171 | 1,344,575 | - | - | - | - | 1,344,575 |
| For consulting fees | 2,511,668 | 554,085 | (268,613) | - | - | - | 285,472 |
| In lieu of payment for debentures | 5,299,542 | 984,556 | - | - | - | - | 984,556 |
| Subscriptions received | - | - | 115,000 | - | - | - | 115,000 |
| Amortization of stock based compensation | - | - | - | - | 129,397 | - | 129,397 |
| Stock option granted | - | - | - | 171,994 | (42,896) | - | 129,098 |
| Balance, November 30, 2003 | 146,027,352 | $63,568,652 | $115,000 | $464,314 | $(77,712) | $(56,279,173) | $7,791,081 |

See accompanying notes to the consolidated financial statements

# Notes to Consolidated Financial Statements

Expressed in U.S. Dollars
Years ended November 30, 2003 and 2002

---

## 1. Description of business:

We are engaged in the acquisition, exploration and development of mineral properties and the development of low-rank coal-water fuel as a replacement for oil fired boilers and utility generators.

## 2. Significant accounting policies:

These consolidated financial statements are prepared in conformity with United States generally accepted accounting principles. The application of Canadian generally accepted accounting principles to these financial statements would not result in material measurement or disclosure differences.

### (a) Continuing operations:

We have suffered recurring losses totalling $56,279,173 as of November 30, 2003, and have a net working capital deficiency. We have funded our operations through the issuance of common stock. We are in arrears of required mineral claims and option payments for certain of our mineral properties at November 30, 2003, in the amount of $240,000 (2002 - $140,000) and therefore, our rights to these properties with a carrying value of $85,000 may be adversely affected as a result of these non-payments. We understand that it is not in default of the agreements in respect of these properties.

These financial statements have been prepared on a going concern basis, which assumes the realization of assets and settlement of liabilities in the normal course of business. The application of the going concern concept and the recovery of amounts recorded as mineral properties and the capital assets are dependent on our ability to obtain additional financing to fund our operations and acquisition, exploration and development activities, the discovery of economically recoverable ore on our properties, and the attainment of profitable operations.

We plan to continue raising capital through private placements and warrant issues. In addition, we are exploring other business opportunities including the development of low-rank coal-water fuel as replacement fuel for oil fired industrial boilers and utility generators.

### (b) Basis of consolidation:

The consolidated financial statements include the accounts of ours and Silverado Green Fuel Inc., a wholly owned subsidiary. All material inter-company accounts and transactions have been eliminated.

### (c) Gold inventory:

Gold inventory is valued at the lower of weighted average cost and estimated net realizable value.

### (d) Mineral properties:

We confine our exploration activities to areas from which gold has previously been produced or to properties, which are contiguous to such areas and have demonstrated mineralization.

## 2. Significant accounting policies (continued):

We capitalize the costs of acquiring mineral claims until such time as the properties are placed into production or abandoned. Expenditures for mine development are capitalized when the properties are determined to have economically recoverable, proven reserves but are not yet producing at a commercial level. Once a property reaches commercial levels of production operating costs will be charged against related revenues.

Amortization of mineral property costs relating to properties in production is provided during periods of production using the units-of-production method based on the estimated economic life of the ore reserves.

On an ongoing basis, we evaluate each property for impairment based on exploration results to date, and considering facts and circumstances such as operating results, cash flows and material changes in the business climate. The carrying value of a long-lived asset is considered impaired when the anticipated discounted cash flow from such asset is separately identifiable and is less than its carrying value. If an asset is impaired, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated discounted cash flows with a discount rate commensurate with the risk involved. Losses on other long-lived assets to be disposed of are determined in a similar manner, except that fair market values are reduced for the costs of disposal.

The amounts shown for mineral properties and development which have not yet commenced commercial production represent costs incurred to date, net of recoveries from developmental production, and are not intended to reflect present or future values.

### (e) Reclamation:

Our operations are affected by Federal, state, provincial and local laws and regulations regarding environmental protection. We estimate the cost of reclamation based primarily upon environmental and regulatory requirements. These costs are accrued annually and the accrued liability is reduced as reclamation expenditures are made.

### (f) Capital assets:

Capital assets are stated at cost. Depreciation is provided as follows:

| | |
|---|---|
| Building, plant and equipment | Straight line over 3 to 20 years |
| Mining equipment under capital lease | Straight line over 10 years |
| Auto and trucks | Straight line over 10 years |
| Computer equipment | Straight line over 3 years |

### (g) Foreign currencies:

We consider our functional currency to be the U.S. dollar for our U.S. and Canadian operations. Monetary assets and liabilities denominated in foreign currencies are translated into U.S. funds at the rates of exchange in effect at the year end. Non-monetary assets and revenue and expense transactions are translated at the rate in effect at the time at which the transactions took place. Foreign exchange gains and losses are included in the determination of results from operations for the year.

# Notes to Consolidated Financial Statements

Expressed in U.S. Dollars
Years ended November 30, 2003 and 2002

## 2. Significant accounting policies (continued):

### (h) Loss per share:

Basic and diluted loss per share amounts are computed using the weighted average number of shares outstanding during the year.

We use the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments. Under the treasury stock method, only instruments with exercise amounts less than market value prices impact the diluted calculations. In computing diluted loss per share, no shares were added to the weighted average number of common shares outstanding during the years ended November 30, 2003 and 2002 for the dilutive effect of employee stock options and warrants as they were all anti-dilutive. No adjustments were required to report loss per share amounts.

### (i) Revenue recognition:

Gold sales are recognized when title passes to the purchaser and delivery occurs.

### (j) Research expenditures:

Research expenditures are expensed in the year incurred.

### (k) Accounting for stock-based compensation:

Effective November 1, 2002, we adopted the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation. Under the modified prospective method of adoption selected by us under the provisions of FASB Statement No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, compensation cost recognized in 2003 is the same as that which would have been recognized had the recognition provisions of Statement 123 been applied from its original effective date. Results for prior years have not been restated. The following table illustrates the effect on net income and earnings per share if the fair value based method had been applied to all outstanding and unvested awards in each period.

| | 2003 | 2002 |
|---|---|---|
| Loss as reported | $ (3,639,560) | $ (3,755,401) |
| Add: Stock based compensation expense included in net loss – as reported | 258,496 | 128,106 |
| Deduct: Stock based compensation expense determined under fair value method | (258,496) | (381,785) |
| Loss: Pro-forma | $ (3,639,560) | $ (4,009,080) |
| Basic and Diluted, loss per common share | | |
| As reported | $ (0.03) | $ (0.05) |
| Pro-forma | (0.03) | (0.05) |

Expressed in U.S. Dollars

## 2. Significant accounting policies (continued):

The estimated weighted average fair value of the options granted in 2003 was prepared using the Black-Scholes Pricing Model assuming a risk-free rate of 5.25% (2002 – 5.25%), an expected dividend yield of 0% (2002 – 0%) an expected volatility of 108% (2002 - 127%) and a weighted average expected life of 1.5 years (2002 – 1.4 years).

### (l) Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the amortization and depreciation rates for, and recoverability of, mineral properties and capital assets, and the determination of accrued remediation expense. Actual results could differ from those estimates.

### (m) Income taxes:

We account for income taxes using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Income tax expense or benefit is the sum of our provision for current income taxes and the difference between the opening and ending balance of the future income tax assets and liabilities.

### (n) Recent accounting pronouncements:

In May 2003, the Financial Accounting Standards Board (FASB) No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This standard establishes how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This standard becomes effective for any financial instruments entered into or modified after May 31, 2003. We do not expect the adoption of FAS No. 150, to have a material effect on our financial statements.

In April 2003, the FASB issued FAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FAS No. 133, Accounting for Derivative Instruments and Hedging Activities entered into after June 30, 2003. We do not expect the adoption of FAS No. 149 to have a material effect on our financial statements.

# Notes to Consolidated Financial Statements

Expressed in U.S. Dollars
Years ended November 30, 2003 and 2002

## 2. Significant accounting policies (continued):

In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities. This interpretation gives guidance that determines whether consolidation of a Variable Interest Equity is required and is effective for all variable interest entities with which we become involved beginning in February 2003, and all pre-existing entities beginning after June 15, 2003. We do not expect the adoption of FIN 46 to have a material effect on our financial statements.

In December 2002, the Financial Accounting Standards Board issued Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure ("SFAS No. 148"). SFAS No. 148, amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

In November 2002, the FASB issued FAS Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Guarantees of Indebtedness of Others, FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The initial recognition and measurement should be applied on a prospective basis to guarantees issued or modified after December 31, 2002. Disclosure requirements are effective for financial statements of both interim and annual periods that end after December 15, 2002. We have no guarantees to unaffiliated third parties so the adoption of FIN 45 had no impact on our financial statements.

In June 2002, the FASB issued FAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This standard addresses the recognition, measurement and reporting of costs that are associated with exit or disposal activities. FAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of FAS No. 146 had no impact on our financial statements.

## 3. Mineral properties:

(a) Mineral properties:

### (A) Ester Dome Gold Project, Fairbanks Mining District, Alaska:

The Ester Dome Gold Project encompasses all of our properties on Ester Dome, which is accessible by road 10 miles northwest of Fairbanks, Alaska. The specific properties at this site are as follows:

(*i*) Grant Mine:

This property consists of 26 state mineral claims subject to payments of 15% of net profits until $2,000,000 has been paid and 3% of net profits thereafter.

(*ii*) May (St. Paul) / Barelka:

This gold property consists of 22 State mineral claims subject to payments of 15% of net profits until $2,000,000 (inflation indexed from 1979) has been paid and 3% of net profits thereafter.

Expressed in U.S. Dollars

## 3. Mineral properties (continued):

### (a) Mineral properties (continued):

(*iii*) Dobb's:

This property consists of 1 unpatented Federal mineral claim and 4 State mineral claims subject to payments of 15% of net profits until $1,500,000 has been paid and 3% of net profits thereafter.

### (B) Marshall Dome Property, Fairbanks Mining District, Alaska:

This property consists of 38 State claims and covers an area of two and one-half square miles, and is located eighteen miles northeast of Fairbanks.

During the year ended November 30, 2003, the lease agreement was terminated, carrying cost totalling $350,000 have been written off to operations.

### (C) Nolan Gold Project, Wiseman Mining District, Alaska:

The Nolan Gold Project consists of four contiguous properties covering approximately six square miles, eight miles west of Wiseman, and 175 miles north of Fairbanks, Alaska. The specific properties at this site are as follows:

(*i*) Nolan Placer:
This property consists of 158 unpatented Federal placer claims.

(*ii*) Thompson's Pup:
This property consists of 6 unpatented Federal placer claims and is subject to a royalty of 3% of net profits on 80% of production.

(*iii*) Dionne (Mary's Bench):
This property consists of 15 unpatented Federal placer claims.

(*iv*) Smith Creek:
This property consists of 35 unpatented Federal placer claims.

(*v*) Nolan Lode
This property consists of 67 unpatented Federal lode claims. The lode claims overlie much of the placer properties and extend beyond them.

During the year ended November 30, 2003, we staked 36 unpatented federal lode claims.

### (D) Hammond Property, Wiseman Mining District, Alaska:

This property consists of 24 Federal placer claims and 36 Federal lode claims covering one and one-half square miles and adjoining the Nolan Gold Properties. We are obligated to pay a royalty equal to 10% of gross production and are subject to a minimum royalty of $80,000 per year. As at November 30, 2003, royalty payments totalling $240,000 (2002 – $140,000) are unpaid, in arrears, and included in mineral claims payable.

# Notes to Consolidated Financial Statements

Expressed in U.S. Dollars
Years ended November 30, 2003 and 2002

## 3. Mineral properties (continued):

(b) Mineral claim expenditures:

Cumulative claims expenditures are as follows:

| | Ester Dome | Marshall Dome | Nolan Project | Hammond Property | Total |
|---|---|---|---|---|---|
| Balance, November 30, 2002 | $ 406,000 | $ 350,000 | $ 1,433,027 | $ 85,000 | $ 2,274,027 |
| Development costs incurred | - | - | 4,766,335 | - | 4,766,335 |
| Write off of mineral properties | - | (350,000) | - | - | (350,000) |
| Balance, November 30, 2003 | $ 406,000 | $ - | $ 6,199,362 | $ 85,000 | $ 6,690,362 |

## 4. Buildings, plant and equipment:

Buildings, plant and equipment primarily include the mill facility and equipment of the Ester Dome/Grant Mine Gold Project and mining equipment and camp facilities at the Nolan Gold Project.

| 2003 | Cost | Accumulated depreciation | Net book value |
|---|---|---|---|
| Grant Mine mill equipment | $ 2,076,780 | $ 1,384,618 | $ 692,162 |
| Nolan Gold Project buildings | 63,000 | 5,879 | 57,121 |
| Mining equipment | 549,437 | 41,379 | 508,058 |
| Mining equipment under capital lease | 1,746,320 | 207866 | 1,538,454 |
| Other equipment | 543,113 | 412,245 | 130,868 |
| | $ 4,978,650 | $ 2,051,987 | $ 2,926,663 |

# Notes to Consolidated Financial Statements

Expressed in U.S. Dollars
Years ended November 30, 2003 and 2002

## 4. Buildings, plant and equipment (continued):

| 2002 | Cost | Accumulated depreciation | Net book value |
|---|---|---|---|
| Grant Mine mill equipment | $ 2,076,780 | $ 1,384,618 | $ 692,162 |
| Nolan Gold Project buildings | 123,757 | 61,597 | 62,160 |
| Mining equipment | 500,380 | 457,397 | 42,983 |
| Mining equipment under capital lease | 1,496,150 | 37,404 | 1,458,746 |
| Other equipment | 499,836 | 350,903 | 148,933 |
| | $ 4,696,903 | $ 2,291,919 | $ 2,404,984 |

## 5. Accounts payable and accrued liabilities:

Accounts payable and accrued liabilities consist of:

| | 2003 | 2002 |
|---|---|---|
| Accounts payable | $ 330,130 | $ 388,195 |
| Accrued interest | 68,710 | 76,053 |
| Accrued reclamation expense | 196,000 | 196,000 |
| | $ 594,840 | $ 660,248 |

## 6. Convertible debentures:

Convertible debentures outstanding at November 30, 2003 and 2002 consisted of the following:

| | 2003 | 2002 |
|---|---|---|
| Renegotiated in 2001 | $ 194,142 | $ 1,121,309 |
| Issued in 1999 | 140,000 | 140,000 |
| Issued in 1994 | 53,303 | 75,000 |
| | 387,445 | 1,336,309 |
| Less: Current portion | 193,303 | 691,978 |
| | $ 194,142 | $ 644,331 |

(a) On March 1, 2001, we completed negotiations to restructure our $2,000,000 convertible debentures. The replacement debentures aggregate $2,564,400 and consist of the original $2,000,000 principal amount plus all accrued interest to March 1, 2001. The debentures bear interest of 8.0% per annum and mature March 1, 2006. Principal payments are due at the end of each month. Interest is due and payable on a quarterly basis on February 28, May 31, August 31, and November 30. If we fail to make any payment of principal or interest, we must issue shares equivalent in value to the unpaid amounts of 20% below the average market price.

Expressed in U.S. Dollars

## 6. Convertible debentures (continued):

Remaining debentures of $140,000 plus accrued interest of $108,204 are in default, however, it is unclear whether they will be exchanged for replacement debentures.

(b) In February 1999, we issued a debenture for $75,000 with interest payable at a rate of 5.0% per annum. The debenture is unsecured and it was due on February 28, 2002. During the year ended November 30, 2003, we made a principal payment of $21,697 and an interest payment of $3,750.

## 7. Lease purchase agreement:

a) On October 11, 2002, we entered into a lease purchase agreement whereby we would purchase mining equipment valued at a total of $1,496,150. The agreement required payment upon signing of $550,000 (paid), $100,000 on or before December 1, 2003 and 24 equal payments thereafter for the balance of the purchase price plus interest at a rate of 12% per annum.

b) On February 14, 2003, we entered into a three year lease agreement whereby we would purchase mining equipment valued at a total of $250,170. The agreement required payment upon signing of $105,000 (paid), $25,000 on or before December 4, 2003 and 24 equal payments for the balance of the purchase price plus interest at a rate of 12% per annum.

The assets and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the asset. The assets are amortized over their estimated productive lives which are estimated to be 10 years. Amortization on assets under capital leases charged to expense in 2003 was $170,462.

Minimum future lease payments under capital leases as of November 30, 2003 for each of the next three years and in the aggregate are:

| | Amount |
|---|---|
| November 30, 2004 | $ 705,466 |
| November 30, 2005 | 635,302 |
| November 30, 2006 | 52,880 |
| Total minimum lease payments | 1,393,648 |
| Less: Interest | 158,071 |
| | 1,235,577 |
| Less: Current portion | 594,085 |
| | $ 641,492 |

# Notes to Consolidated Financial Statements

Expressed in U.S. Dollars
Years ended November 30, 2003 and 2002

## 8. Common stock:

(a) Stock options:

A summary of the change in stock options for the year ended November 30, 2003 and 2002 is presented below.

| | Number of Options | Weighted Average Exercise Price |
|---|---|---|
| Outstanding at November 30, 2001 | 4,050,000 | $ 0.20 |
| Granted | 5,650,000 | 0.18 |
| Exercised | (6,900,000) | 0.13 |
| Outstanding at November 30, 2002 | 2,800,000 | 0.25 |
| Granted | 7,220,000 | 0.63 |
| Exercised | (200,000) | 0.35 |
| Expired | (400,000) | 0.35 |
| Outstanding at November 30, 2003 | 9,420,000 | $ 0.52 |

As at November 30, 2003, the following stock options were outstanding:

| | OUTSTANDING OPTIONS | | | EXERCISEABLE OPTIONS | |
|---|---|---|---|---|---|
| Range of exercise price | Number | Weighted Average remaining contractual life | Weighted Average remaining exercise price | Number | Weighted average exercise price |
| $0.10 to $0.20 | 2,370,000 | 2.10 years | $ 0.14 | 1,770,000 | $ 0.16 |
| $0.30 to $0.40 | 550,000 | 1.31 years | $ 0.35 | 150,000 | $ 0.35 |
| $0.50 to $0.70 | 6,500,000 | 5.02 years | $ 0.68 | 6,500,000 | $ 0.68 |
| | 9,420,000 | 4.07 years | $ 0.52 | 8,420,000 | $ 0.57 |

(b) Warrants:

A summary of the warrants outstanding as at November 30, 2003, is presented below:

| Number of Warrants | Exercise Price | Expiry Date |
|---|---|---|
| 8,433,334 | $0.075 | October 2004 |

# Notes to Consolidated Financial Statements

Expressed in U.S. Dollars
Years ended November 30, 2003 and 2002

## 9. Related party transactions:

We have had related party transactions with Tri-Con Mining Ltd., Tri-Con Mining Inc., Tri-Con Mining Alaska Inc. (collectively the "Tri-Con Mining Group"); all of which are controlled by a Director of ours.

The Tri-Con Group are operations, exploration and development contractors, and have been employed by us under contract since 1972 to carry out all our fieldwork and to provide administrative and management services. Under the current contract dated January, 1997, work is charged at cost plus 25 % for exploration and cost plus 15 % for development and mining. Cost includes out of pocket or actual cost plus 15 % charge for office overhead including stand by and contingencies. There is no mark up on capital purchases. Services of the directors of the Tri-Con Group who are also Directors of ours are not charged. At November 30, 2003, we had prepaid $118,889 (2002 – $579,745) to the Tri-Con Group for exploration, development and administration services to be performed during the next fiscal period on behalf of us. For the year 2003, the Tri-Con Mining Group's services focused mainly on corporate planning, mining, engineering, and preparation for year round production on our Nolan property, administration services at both our field and corporate offices, and the Low-Rank Coal-Water fuel project.

The aggregate amounts paid to the Tri-Con Group each year by category, including amounts relating to the Grant Mine Project and Nolan properties, for disbursements and for services rendered by the Tri-Con Group personnel working on our projects, and include interest charged on outstanding balances at the Tri-Con Group's borrowing costs are shown below:

| | | 2003 | | 2002 |
|---|---|---|---|---|
| Exploration, development and field services | $ | 3,841,618 | $ | 824,083 |
| Administrative and management services | | 427,551 | | 194,272 |
| Research | | 148,465 | | 256,954 |
| | $ | 4,417,634 | $ | 1,275,309 |
| Amount of total charges in excess of Tri-Con costs incurred | $ | 984,726 | $ | 348,634 |
| Excess amount charged as a percentage of actual costs incurred | | 22.3% | | 27.3% |

# Notes to Consolidated Financial Statements

Expressed in U.S. Dollars
Years ended November 30, 2003 and 2002

## 10. Income taxes:

Tax effects of temporary differences that give rise to deferred tax assets at November 30, 2003 and 2002 are as follows:

| | 2003 | 2002 |
|---|---|---|
| Net operating loss carry forwards | $ 11,763,000 | $ 11,197,000 |
| Valuation allowance | (10,297,000) | (11,067,000) |
| Future tax assets | 1,466,000 | 130,000 |
| Future tax liability: | | |
| Temporary differences arising from mineral properties and building, plant and equipment | (1,466,000) | (130,000) |
| Net future tax asset (liability) | $ - | $ - |

At November 30, 2003, we had losses carried forward totaling $22,490,662 available to reduce future years' income for U.S. income tax purposes which expire in various years to 2023. In addition, we had losses carried forward in Canada totalling $15,500,277 (CDN) which expire in various years to 2010.

The provision for income taxes differs from the amount computed by applying the Canadian statutory federal income tax rate of 37.62% (2002 39.62%) to net loss before provision for income taxes. The sources and tax effects of the differences are as follows:

| | 2003 | 2002 |
|---|---|---|
| Computed "expected" tax benefit | $ (1,383,000) | $ (1,783,000) |
| Tax loss expired during the year | 1,021,000 | 1,485,000 |
| Temporary differences and other | (86,000) | 151,000 |
| Change in valuation allowance | 378,000 | 37,000 |
| Difference in foreign tax rate and other | 70,000 | 110,000 |
| Income tax provision | $ - | $ - |

## 11. Commitments and contingencies:

(a) Office lease:

On January 20, 1994, we entered into a lease agreement for office premises for a term of 10 years commencing April 1, 1994, with an approximate annual rental of $86,835 (Cdn$135,000) including operating costs.

# Notes to Consolidated Financial Statements

Expressed in U.S. Dollars
Years ended November 30, 2003 and 2002

## 11. Commitments and contingencies (continued):

(b) Severance agreements with directors:

We have entered into compensation agreements with two directors of ours. The agreements provide for severance arrangements where a change of control of us occurs, as defined, and the directors are terminated. The compensation payable to the two directors aggregates $4,100,000 (2002- $4,100,000) plus the amount of annual bonuses and other benefits that they would have received in the eighteen months following termination.

(c) Consulting agreements

We entered into consulting agreements with ten individuals for various corporate planning and business development services to us. Under the terms of the agreements, we will issue an aggregate 1,255,000 shares over the length of the contracts which range from six months to two years. Consulting fees are calculated using the number of shares issued multiplied by the closing price on the day the shares were issued.

## 12. Financial instruments:

The carrying amounts reported in the balance sheet for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, and loans payable secured by gold inventory approximate fair values due to the short-term to maturity of these instruments. The carrying amounts reported in the balance sheet for convertible debentures approximate their fair values as they bear interest at rates, which approximate market rates.

## 13. Segment disclosures:

(a) Reportable segments:

We operate in one reportable segment being the acquisition, exploration and development of mineral properties. Our development of low-rank coal-water-fuel is in its initial stages and is not a reportable segment.

(b) Geographical information:

The following presents financial information about geographical areas:

| | | 2003 | | 2002 |
|---|---|---|---|---|
| Loss for the year: | | | | |
| Canada | $ | 1,746,886 | $ | 3,059,339 |
| United States | | 1,928,193 | | 696,062 |
| | $ | 3,675,079 | $ | 3,755,401 |
| Long-lived assets: | | | | |
| Canada | $ | 19,618 | $ | 67,471 |
| United States | | 9,597,407 | | 4,611,540 |
| | $ | 9,617,025 | $ | 4,679,011 |

# Notes to Consolidated Financial Statements

Expressed in U.S. Dollars
Years ended November 30, 2003 and 2002

## 14. Supplementary cash flow information:

| | 2003 | 2002 |
|---|---|---|
| Cash payments made during the year: | | |
| Interest | $ 12,491 | $ 4,679 |
| Supplemental non-cash investing and financing activities: | | |
| Purchase of mining equipment under capital lease | $ 250,170 | $ 946,150 |
| Issuance of shares: | | |
| In lieu of required payment on convertible debentures | $ 927,168 | $ 1,061,307 |
| In lieu of interest payable on convertible debentures | $ 57,388 | $ 160,301 |
| For consulting services | $ 285,472 | $ 1,232,551 |

## 15. Subsequent events:

Subsequent to the year ended November 30, 2003, we:

a) Issued a total of 1,102,500 shares to consultants for a portion of their services under the terms of the service agreements at a value of $149,400

b) Issued 1,000,000 units at a price of $0.075 per unit for total proceeds of $75,000. Each unit consists of one common share and one share purchase warrant. Each common share purchase warrant entitles the holder to purchase one common share at a price of $0.15 per share until November 26, 2004.

c) Issued an aggregate of 1,119,342 shares at a price of $0.11 per share in lieu of payment convertible debentures.

d) Issued an aggregate of 7,133,334 common shares at a price of $0.075 per share for warrants exercised for total proceeds of $535,000.

e) Issued an aggregate of 10,000,000 units at a price of $0.075 per unit for total proceeds of $750,000. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase one additional common share at a price of $0.125 per share until January 9, 2005.

f) Repriced 6,500,000 stock options previously issued from an exercise price of $0.68 per share to a price of $0.13 per share.

g) Granted 5,680,000 stock options to the directors and officers of ours to acquire shares of us at a price of $0.13 per share exercisable until January 8, 2011.

# Notes to Consolidated Financial Statements

Expressed in U.S. Dollars
Years ended November 30, 2003 and 2002

---

## 15. Subsequent events (continued):

h) On December 29, 2003, we amended the Warrant Exercise Agreement for twelve private placements (total of 11,750,000 units at $0.10 per unit) that were completed in August 2003 to October 2003. The warrant exercise price was amended from $0.20 per share to $0.075 per share if exercised on or before December 31, 2003. In addition, upon exercising the original warrants, these twelve investors will be issued in aggregate, a total of 5,000,000 additional warrants (the "Investor Replacement Warrants") to purchase an additional number of shares of ours equal to the number of original warrants exercised. These Investor Replacement Warrants are exercisable at a price of $0.075 per share up to January 10, 2004. Upon exercising the Investor Replacement Warrants on or before January 10, 2004, these investors will again be issued in aggregate, a total of 5,000,000 additional warrants to purchase an additional number of our shares equal to the number of Investor Replacement Warrants exercised. Each additional common share purchase warrant entitles the holder to purchase on common share at a price of $0.20 per share until January 10, 2005.

   On January 10, 2004, the 5,000,000 Investor Replacement Warrants were exercised at a price of $0.075 per share for total proceeds of $375,000 and 5,000,000 shares were issued.

# Business Overview

We are engaged in the acquisition, exploration and development of mineral properties in the State of Alaska. Currently we are actively engaged in development, mining and exploration activities at our Nolan Gold Project. Our plan of operations for the next twelve months is to continue development, mining and exploration activities at the Nolan Gold Project. We are also seeking financing to enable us to construct a commercial test facility with the objective of establishing the viability of the production of low-rank coal-water fuel as a replacement for oil fired boilers and electrical utility generators.

**MINERAL EXPLORATION AND DEVELOPMENT BUSINESS**

We hold interests in four groups of mineral properties in Alaska, as described below:

1. the Nolan Gold Project;
2. the Ester Dome Gold properties;
3. the Hammond properties; and
4. the Eagle Creek properties.

Our plan of operation for our mineral properties is discussed below:

**THE NOLAN GOLD PROJECT**

Our primary area of exploration and development interest is the Nolan Gold Project. The properties comprising the Nolan Gold Project are discussed in detail under Item 2 – Description of Properties of our Annual Report on Form 10-KSB.

Our plan of operation is to continue exploration, development and mining programs at the Nolan Gold Project. Our exploration activities are directed at the definition of placer gold targets and location of the lode source of the Nolan placer gold deposits. Our areas of interest for placer mining include: Mary's Bench, the Nolan Deep Channel, the Swede Channel, the Treasure Chest, and Wooll Bench. Our exploration for lode gold is being focused on the Solomon Shear Trend. Our successful definition of a significant gold deposit in any of these areas could lead to us developing and mining those areas. Our recent development and mining activities have been carried out as part of a three year mining plan for the Nolan Gold Project.

We have presently suspended our development and mining activities on the Nolan Deep Channel that are being carried out as part of the three year mining plan for the Nolan Gold Project. We are currently evaluating our mining and development plans for 2004. We anticipate proceeding with development and mining on the elevated benches above the Nolan Creek, however no determination has been made to date. We anticipate proceeding with development and mining of the elevated benches above the Nolan Creek, rather than continuing with the development and mining of the Nolan Deep Channel, as the elevated benches are less prone to the severe water problems that we encountered at the Nolan Deep Channel in winter 2002/ 2003. We believe that further development drilling on the Nolan Deep Channel is warranted prior to re-commencing development and mining activities at the Nolan Deep Channel in order to better delineate areas targeted for development and mining while minimizing inflow water problems.

The main focus of our current mining and development activities is "placer" gold. Placer gold is gold that has been separated from its host rock and is often re-concentrated in beds of old streams and rivers. Placer gold will occur in both nugget form and in fine gold form.

We plan to spend approximately $2,400,000 in the next twelve months in carrying out our development, mining and exploration plans for the Nolan Gold Project. While this amount of expenditures may be off-set by any revenues we achieve from gold production, we anticipate that we will require substantial financing in order to proceed with our plan of operations. Subsequent to November 30, 2003 we achieved sufficient financing that will enabled us to proceed with mining and development plans for the next 6 months. See the discussion of our cash resources and working capital under Liquidity and Financial Condition in the section entitled Management's Discussion and Analysis.

**Exploration, Development and Mining at the Nolan Gold Project**

We received an engineer's report in the summer of 2002 that outlined a three year plan to develop and mine the Nolan Deep Channel area. We determined to proceed with this plan and we completed the necessary development work that has enabled us to start processing material for recovery of gold in the summer of 2003.

# Business Overview

Our activity at the Nolan Gold Project during the 2002/ 2003 season included mining of surface placer sources, wash plant acquisition, construction and operation to recover placer gold from mined sources, exploration and development efforts, and reclamation. Additionally, we undertook camp upgrading to provide improved living quarters for the crew. Specifically we continued with development and mining of the underground Nolan Deep Channel as well as surface mining of Mary's Bench and Wooll Bench. Additionally, we commenced an exploration and development drilling program of the upper Nolan Creek and the "Treasure Chest" zone in the fall of 2003.

On September 1, 2002 we hired a professional engineer to act as project manager for both our mining and exploration activities during the 2002/ 2003 season. We began mobilization for mining of the Nolan Deep Channel in September 2002. We acquired mining equipment with a value in excess of $1,700,000, by both purchase and lease, which was necessary to begin operations. The mining equipment included two mini-bore jumbo drills, three DUX underground haulage trucks, Caterpillar tractor/dozer, grader and front end loader equipment, two underground loaders and various compressor, light-plant, generator and utility equipment. Our mining camp at the Nolan Gold Project was upgraded in order that mining operations could resume. Our upgrading efforts included the purchase and installation of a ten-room housing unit, the construction of an engineering office, the upgrade of laboratory facilities and the installation of up-graded communications facilities.

On November 1, 2002, we commenced underground mining operations in the Nolan Deep Channel. The Nolan Deep Channel is an underground frozen river bed located approximately 100 to 200 feet beneath the existing Nolan Creek. The Nolan Deep Channel begins at the confluence of Nolan Creek and Fay Creek and continues southward beneath Nolan Creek for approximately 2.5 miles. Our construction of the "B" and "C" decline tunnels in the Nolan Deep Channel were completed as planned, however, the construction of the "A" decline tunnel was not completed due to unseasonably warm temperatures encountered during the winter of 2002/ 2003. Warm temperatures resulted in the presence of high volumes of water and instability which forced the abandonment of our efforts to construct the "A" decline tunnel. While similar conditions were encountered in the "B" and "C" decline tunnels, mining was able to proceed by pumping infiltration water to the surface and by the installation of a ventilation shaft to improve air circulation. We constructed an underground tunnel between the "B" and "C" decline tunnels, as planned, although this connection was completed behind schedule due to water problems. Once the connection was made we continued to mine gravel on a round-the-clock basis in order to extract as much gravel as possible. Our mining operations continued until April 2, 2003 when spring temperatures forced underground mining to cease. Warm temperatures had an adverse impact on our mining of the Nolan Deep Channel due to its nature as a frozen river bed. Mining problems associated with warm weather during the winter of 2002/ 2003 caused our costs to increase over projected costs and our production of gold bearing material to be significantly less than projected.

In summer/ fall of 2003 we began surface mining on the Mary's Bench and Wooll Bench regions of the Nolan Gold Project. The Mary's Bench and Wool Bench are two of a series of elevated gravel benches located above the elevation of the Nolan Creek on a hill known as the Smith Dome. Mined material that was extracted by our surface mining operations was processed at our gold recovery facility in order to recover gold present in the mined material.

We began an exploration program in early 2003 which was directed at improving our placer deposit definition and discovering potential lode sources of the placer gold. We hired a senior exploration geologist in early 2003 to move this objective forward. Our exploration efforts were comprised of the analysis of geophysical data, geochemical sampling, company records and analysis provided by government mineral investigation efforts/ publications as well as the exploration drilling of target areas. Our development program was comprised of trenching with heavy equipment and drilling of target areas.

We undertook a placer gold exploration and development drilling program during September and October of 2003 to define the upper Nolan Creek gold resource and to explore a part of the "Treasure Chest" zone.

# Business Overview

The Treasure Chest area was designated by our geological crew as applying to an area above Mary's Bench on the side of Smith Creek Dome. The area is a placer deposit target based on geological and geomorphologic interpretation. We drilled twenty-seven 27 holes on upper Nolan Creek and an additional 27 holes on the Treasure Chest area.

We designed and planned a hard rock drilling program before year-end, however, it was not commissioned until after the fiscal year due to very cold weather hindrances. Our drilling program commenced in December, 2003. Our drilling program is intended to test for the presence of vein or shear zone mineralization in the Solomon Shear Trend.

We undertook reclamation in several areas of the project in accordance with the operating permit requirements. Disturbances resulting from our mining, wash plant construction, ore stockpile, tailings handling, tailings ponds, and road access amounted to 8.84 acres; this was partially offset by our reclamation of 3.36 acres in the Workman's Bench and the Wooll Bench areas. We will undertake additional reclamation as mining and milling area use is completed.

We have continued our cooperation with Dot Helm, a Wasilla based University of Alaska Fairbanks Agricultural, Forestry and Experiment Station scientist. Dot Helm undertook experimental planting during this past June to test plant growth adaptability for the Nolan area. The intent of the study is to find plants that are hardy enough to survive in a mined area setting without any special care or maintenance. Follow up to the experiment will be conducted periodically.

Improvements to our camp, shop and infrastructure were required to accommodate the long-term and expanded work force. Our camp population was an average of 25 persons but peaked at over 30 employees during the past operating year. Anticipation of this work force required that we make substantial improvement to the living quarters at Nolan Creek. The living quarters are referred to as camp. We began improvements to the camp facility in September 2002 and continued through the end of the year. Improvements included adding sleeping rooms, an improved septic system, a shower/clothes washing facility, a recreation/ office complex, a power generation plant, a good communications system, an upgraded power distribution system, upgraded cafeteria to handle the increased crew requirements, and the addition of TV and internet capability. We also made improvements to the maintenance facility.

**Nolan Gold Recovery Operations**

We completed the construction of a washing plant to recover gold from the mined ore in the summer of 2003. Our washing plant is referred to as the gold recovery facility. The gold recovery facility is located adjacent to Nolan Creek near the confluence of the Nolan Creek and Archibald Creek. The gold recovery facility incorporates nugget traps, hydraulic riffles, classification and gravity concentration processes in order to recover gold. Our washing plant facility is able to recover both coarse gold nuggets and fine gold dust using a series of processing operations. Our facility is capable of operating at a 75 yard per hour process rate. The washing plant includes a vibrating grizzly for removal of over-size boulders. Gravel feed is screened and treated by a series of gold nugget traps and hydraulic riffles where larger gold nuggets are collected. All discharged material is then re-screened to a finer fraction, which is then processed through a series of water-pulsing "jigs" to remove fine gold, then sent to a high gravity centrifugal bowl concentrator to remove the ultra-fine gold or "gold dust". The material left over from the centrifugal bowl concentrator is referred to by us as "concentrate". Water supply and water treatment systems have been incorporated into the washing plant facility and settling ponds for optimizing water usage using a closed-circuit zero-discharge system in a clean, environmentally sound manner.

In summer 2003 we completed tuning of the new gold recovery circuitry that comprises the gold recovery facility. The tuning process was necessary so that each phase of the gold recovery operation operate at optimal performance in order to maximize gold recovery and operating efficiency. Once our gold recovery facility was operational the processing of ore that was stock-piled during our winter mining operations commenced. Our recovery operations were targeted at recovering both fine gold and course gold from the gravel recovered from the Nolan Deep Channel. We began to recover gold in July 2003 and commenced sales of recovered gold in August 2003. As at November 30, 2003 we had recovered 451 ounces of gold from the Nolan Gold Project during the summer recovery operations. We completed sales of gold in the amount of $100,976 during 2003. Gold sales resulting from our developmental activities have been applied against the capitalized cost of mineral properties and development costs. Sales of our gold nuggets averaged a price of $501 per ounce. We had 254.5 ounces of gold in inventory as at November 30, 2003. The amount in our gold inventory is exclusive of any gold still present in the two tons of fine gold concentrates produced during our summer recovery operations after completion of the first phase of processing.

Our gold recovery operations continued through the summer of 2003 until late September 2003 when freeze-up forced recovery operations to be suspended. We recovered and processed a total of approximately 40,000 loose cubic yards of gravel materials from our underground and surface mining activities. Mining problems associated with warm weather during the winter of 2002/ 2003 caused our production of material for gold recovery processing to be significantly less than projected.

We recovered a total of 220 ounces from the approximately 20,000 loose cubic yards of gravel recovered from the Nolan Deep Channel. Two tons of concentrates resulted from the processing of the gravel through our gold recovery facility. The concentrates have undergone the first phase of processing to recover 88.7 ounces of gold. The concentrates will have to undergo further processing for complete gold recovery. There is no assurance there is any remaining gold content in the concentrates.

In summer/ fall of 2003 we began surface mining on the Mary's Bench and Wooll Bench regions of the Nolan Gold Project. We recovered approximately 20,000 loose cubic yards of gravel materials from surface mining activities. We then processed those gravel materials at our gold recovery facility to recover 231 ounces of gold.

**Planned Mining Operations**

We are drilling to target the following areas of the Nolan Gold Project for mining in the 2003/ 2004 winter season: Mary's Bench, the Nolan Deep Channel, the Swede Channel and the Treasure Chest area. These various gravel benches are located above the elevation of Nolan Creek on the slopes of the Smith Dome. We are planning to mine the gravel bench known as the Mary's Bench that is located approximately 200 to 300 feet in elevation above the confluence of Nolan Creek and Archibald Creek. Treasure Chest bench is located approximately 200 to 400 feet in elevation above the Nolan Creek to the south of Mary's Bench.

We anticipate that the mining of Mary's Bench will be done by open cut mining methods. To date we have not finalized our mining plan for: Mary's Bench, Nolan Deep Channel, Swede Channel or the Treasure Chest areas. Our plan is dependent on the geological review of the drill holes to be completed on this bench during the winter of 2004 as well as our assessment of whether surface or underground mining will be optimal for extraction operations. If gravel is mined during the 2003-2004 winter season it will be processed for gold recovery in the summer of 2004.

Our plan of operations at the Nolan Gold Project will be continually evaluated and modified as mining, development and exploration results become available. Modifications to our plan will be based on many factors, including: assessment of data, weather conditions, mining costs the price of gold and available capital.

**Exploration Program Planned for Nolan during 2004**

Our exploration plans are to further define gold deposits in order to provide a basis for the assessment of the feasibility of future additional mining at the Nolan project.

We are currently undertaking an extensive geological exploration program on the Nolan Gold Project. The program includes: drilling, as well as the review of geological and geophysical data. The overall objectives of our exploration program are as follows:

1. To identify surface mineable placer deposits at our Nolan Gold Project. In general, these deposits are located in benches that are ancient river beds and lakeshore deposits located above the present channel of Nolan Creek. These deposits include Mary's Bench, Wooll Bench, Workman's Bench, Eureka Bench and Lower Nolan Bench. Mary's Bench deposit was mined by us in 1995, the Eureka Bench was mined by us in 1994 and 1995 and the Workman's Bench was mined by us in 1999 and 2000. The objectives of our

drilling program will include the determination of the nature and extent of areas of known bench deposits that are prospects for mining and the identification of new bench deposits that may be prospects for mining.

2. We have plans to complete a drill program to determine the location of a potential lode deposit, referred to by us as the Nolan Lode, which may be the source of the placer gold found on the Nolan Gold Project. A lode deposit of gold occurs when gold is present in its host rock and is differentiated from placer gold which is gold that has been removed from its host rock by the process of erosion. Our drill program will be part of our ongoing geologic and geophysical investigations to determine whether there is a lode source on the Nolan Gold project that is the source of our placer gold deposits.

3. The re-commencement of a drill program on the Slisco Bench deposit which is located on our Hammond River property. The Nolan Deep Channel begins at the confluence of Nolan Creek and Fay Creek and continues southward beneath Nolan Creek for approximately 2.5 miles. The Slisco Bench is approximately 3 to 4 miles northeast of the Nolan Deep Channel. The purpose of our drill program would be to obtain the necessary geotechnical and engineering data to determine whether commencement of underground mining of the gold bearing gravels of the Slisco Bench is warranted. To date, we have completed 58 exploration drill holes on the Slisco Bench. While Slisco Bench has an indicated length of about 4500 feet, only about 1200 feet of the up-river part of the bench was probed by our 1995 drilling program. An ancient river channel was located and found to contain placer gold similar to the gold nuggets we have been mining on the Nolan Creek claims. The channel is overlain by as much as 200 feet of frozen overburden. Therefore, if sufficient values of gold per cubic yard were verified, Slisco Bench would be a potential location to develop underground mining operations. We would design an exploration drill program to test the entire length of the Slisco Bench in order to determine the location of the ancient river channel and to analyze drill samples for their placer gold content. Up to several hundred drill holes may be necessary to fully define the location and gold values of this area. Drilling should occur in two phases, the first phase designed to outline the presence of the ancient channel and determine approximate dimensions as well as tenor of the gold bearing gravels. The second phase of drilling will be at closer line intervals with closer hole spacings, and would serve to provide the technical information required upon which a mining pre-feasibility study would be based.

Currently we are undertaking the following activities as part of our exploration program on the Nolan Gold Project:

1. During the summer of 2003 we undertook the review of geological data available to us regarding the Nolan Gold Project. This geological data includes information that has been compiled over our 23 year history at the Nolan Gold Project and a five year resource assessment of the 11.6 million acre Koyukuk Mining District, in which the Nolan Gold Project is located, that was published by the United States Department of Interior in July 2002. The data reviewed included geology, geophysics, rock, soil and stream sediment geochemistry, drilling and trenching samples and results of areas mined. Based on this review, our geologists identified a north-east trending zone of mineralization, which is mineralized with gold and pathfinder elements such as arsenic and antimony. This zone of mineralization is located on Smith Creek Dome above the elevation of Nolan Creek and to the east of Nolan Creek. Based on this observed mineralization, our geologists recommended that we pursue an exploration program on the zone of mineralization in order to assess whether the mineralization is associated

with a lode deposit of gold that may contribute to the placer accumulations of gold found on the Nolan Gold Project.

2. We have plans to pursue exploration of the identified area of mineralization that may be a lode deposit of gold and mobilize a drill to the area of the identified mineralization. We plan to drill the identified mineralization in the coming months. The results will be used to assess whether further geological exploration and drilling of this area of identified mineralization is warranted. Even if results of the drilling program are positive, substantial and extensive geological exploration and drilling beyond the scope of the current drilling program will be necessary to establish whether any identified mineralization will support economic mining of the deposit. There is no assurance that the results of our current drilling program will be positive or that any economic lode deposit of gold is associated with this mineralization.

3. In September 2003 we commenced a drilling program on the upper portion of the Nolan Deep Channel. We have completed a total of 29 drill holes to date. In the future the results of these drill holes will assist in our plan to surface mine the upper portion of the Nolan Deep Channel below the "A" tunnel decline and above the "B" tunnel decline, as discussed above.

4. We also have plans to complete a drilling program on the potential gold bearing bench material that we refer to as the Treasure Chest. The Treasure Chest is adjacent to and to the southeast of the Mary's Bench deposit. The results of our drilling program will determine whether this bench deposit contains sufficient potential gold in order to warrant mining and to determine whether surface or underground mining will be required.

5. We have plans to drill the areas of the lower Nolan Deep Channel and the Slisco Bench. The Slisco Bench is approximately 3 to 4 miles northeast of the Nolan Deep Channel. Our ability to complete drilling at these locations will be dependent upon the amount of funds available for exploration and our exploration priorities.

Our exploration efforts at the Nolan Gold Project described above are to be conducted throughout the winter of 2004 in order to identify targeted areas for mining and development. Completion of these exploration efforts will include the following:

a. Hiring of exploration geologists and drill technicians.
b. Hiring lab technicians.
c. Retrofit and lab upgrades.
d. Oversight by an independent Professional Mining Engineer or Certified Geologist.
e. Contract drilling services.
f. Outside laboratory analysis, specifically for lode gold.
g. In-house and external review of results, including feasibility studies.

Our facilities and infrastructure at the Nolan Gold Project are capable of supporting this project with a minimum of expansion. Our primary expenses will be labour and contract costs, including transportation, and on site support.

We plan to spend approximately $600,000 on exploration activities during the next twelve months. This amount will fluctuate depending on the actual amount of funds that we have available for exploration. The exploration work being done during the winter of 2003/ 2004 will be subject to intermittent interruptions caused by foul or intense cold weather.

**HAMMOND PROPERTY (SLISCO BENCH)**

The Company's Hammond property is located approximately 8 miles north of Wiseman, and 175 air miles north of Fairbanks, Alaska in the foothills of the Brooks Range in an area known as the Koyukuk Mining District. The Hammond property is located approximately three miles northeast of the Nolan Gold Project.Hammond Property consists of 24 Federal placer claims and 36 Federal lode claims covering one and one-half square miles. Our interest in the Hammond Property is through a lease of mining claims with option to purchase with Alaska Mining Company Inc. ("Alminco").

# Business Overview

As at November 30, 2003, we were restricting work on the Hammond property to federal claims filings and maintenance. In the future we may design an exploration drill program to test the entire length of the Slisco Bench in order to determine the location of the ancient river channel and to analyze drill samples for their placer gold content. We presently estimate that up to several hundred drill holes would be necessary to fully define the location and gold values of this area. We presently believe that drilling should occur in two phases, the first phase designed to outline the presence of the ancient channel and determine approximate dimensions as well as tenor of the gold bearing gravels. The second phase of drilling will be at closer line intervals with tighter hold spacing, and would serve to provide the technical information required upon which a mining pre-feasibility study would be based.

There is no mining plant or equipment located on the Hammond property. Currently, there is no power supply to the Hammond property.

**ESTER DOME PROJECT**

The Ester Dome Project encompasses all of Silverado's optioned properties on Ester Dome, and consists of 1 Federal mining claim and 52 State mining claims covering an area of approximately 2.5 square miles. The Ester Dome Project is located approximately 10 miles northwest of Fairbanks, Alaska. During fiscal 2003, our work on the property was limited to minimal research and development activities for converting the Grant Mine mill into a testing facility for producing low-rank-coal-water fuel. We plan to maintain claim rental payments for the current fiscal year.

**EAGLE CREEK PROPERTY**

The Company's Eagle Creek property is located approximately 10 miles north of Fairbanks, Alaska and consists of 77 state mining claims that are currently in the exploration stage. We did not complete any development activity on the Eagle Creek property during 2003 other than maintenance, and none is planned for 2004. However, extensive exploration drilling has shown gold mineralization throughout the property. Exploration of the Eagle Creek property is currently in the preliminary stages.

The Eagle Creek property is undeveloped and does not contain any open-pit or underground mines. There is no mining plant or equipment located on the Eagle Creek property. Currently, there is no power supply to the Eagle Creek property, although GVEA power transmission lines run through the property and could supply power in the event a facility is warranted for ore processing in the future. Surface exploration work, including geochemical and geophysical surveys is recommended to be continued as a means of tracing promising mineral bearing rock units. Drilling is recommended to test the subsurface continuity and gold content of the rock units.

**LOW-RANK COAL-WATER FUEL BUSINESS**

We commenced development of a low-rank coal-water fuel business in 2000. Our determination to enter into this business was based on a decision to broaden our business beyond mineral exploration and production. This aspect of our business is still in the start-up phase of operations and no revenues have been achieved to date. We do not anticipate that revenues from this technology will be achieved until commercialization of the technology has been established.

We entered the fuel sector in 2000 by forming a new "Fuel Technology" division which operates out of Fairbanks, Alaska. This division of the business is operated by our wholly owned subsidiary, Silverado Green Fuel Inc. (formerly Silverado Gold Mines Inc.), under the supervision of Dr. Warrack Willson, Vice-President of Fuel Technology. The fuel product is called low-rank coal-water fuel (LRCWF), which is a low-cost, non-toxic, non-hazardous alternative to oil fuels used in commercial boilers for the production of electricity and industrial heat. As a liquid fuel enjoys all the benefits of liquid handling and storage, LRCWF allows coal to be used sight unseen and is made from America's most abundant fossil energy resource. This fuel is produced from ground low-rank coal that has been hydrothermally treated. Hydrothermal treatment (HT) is an advanced technology, featuring moderate temperature/ pressure, non-evaporative drying, which irreversibly removes much of the inherent moisture from low-rank coal and allows the formulation of commercially viable LRCWFs. HT is similar in many respects to pressure cooking, and it retains all of the desirable combustion characteristics of low-rank coal. When LRCWF is injected into a boiler, the particles ignite and burn rapidly, which leads to little or no boiler derating when substituted for oil. We believe that demand for the LRCWF and its production and utilization technology exists because of the high cost of oil and the desire for economical alternatives to oil that is environmentally friendly.

Our objective is to establish the commercial viability of the low-rank coal-water fuel technology by adapting our Grant Mill located on the Ester Dome property into a commercial-scale demonstration facility for producing and testing LRCWF. The estimated cost of a three-year demonstration project is $20,000,000. In order to achieve the financing necessary to proceed with the demonstration project, we applied to the United States Department of Energy (DOE) under the first solicitation of their Clean Coal Power Initiative on July 30, 2002 for a 50:50 cost share funding. Seven out of the eight successful applications in the first phase of awards that was announced in January 2003 were awarded to organizations affiliated with large utilities. Our application was not selected. We plan to re-submit our application to the DOE for the second solicitation in May of 2004 in an attempt to achieve funding of $10,000,000. There is no assurance that our re-submitted application will be accepted or any funding awarded. There is also no assurance that we will achieve any financing, such as financing from sales of our equity securities or from debt, which would enable us to finance the low-rank coal-water fuel demonstration facility. If a grant is received from DOE, the grant would be repayable and the terms would be arranged after the grant application receives approval. Any funds received pursuant to a grant would not be received until our next fiscal year, at the earliest. In addition, there is no assurance we would obtain the financing necessary to meet the 50:50 cost share funding.

From time to time as conditions or funds warrant, we may re-evaluate our development programs in response to changing economic or environmental conditions. Such a re-evaluation may result in us not pursuing the commercialization of the low-rank coal-water fuel technology or the construction of a demonstration facility.

# Management's Discussion and Analysis of Financial Condition and Results of Operations

### PLAN OF OPERATIONS

#### Mining Operations at the Nolan Gold Project

Our plan of operations for the next twelve months is to continue development and mining activities at the Nolan Gold Project. We have presently suspended our development and mining activities on the Nolan Deep Channel that are being carried out as part of the three year mining plan for the Nolan Gold Project. We are currently evaluating our mining and development plans for 2004. We anticipate proceeding with development and mining on the elevated benches above the Nolan Creek, however no determination has been made to date. We anticipate proceeding with development and mining of the elevated benches above the Nolan Creek, rather than continuing with the development and mining of the Nolan Deep Channel, as the elevated benches are less prone to the severe water problems that we encountered at the Nolan Deep Channel in winter 2002/ 2003. We believe that further development drilling on the Nolan Deep Channel is warranted prior to re-commencing development and mining activities at the Nolan Deep Channel in order to better delineate areas targeted for development and mining while minimizing inflow water problems. We can provide investors with no assurance as to the amount of gold to be recovered from any development and mining activities that we do complete during 2004. See Mineral Exploration and Development Business for a more detailed discussion of the Company's development and mining activities at the Nolan Gold Project.

We anticipate spending approximately $2,400,000 over the next twelve months in proceeding with our plan of operations, including amounts for overhead and administration and including the amounts for planned exploration activities and the LRCWF project provided below. Based on our current available working capital, we will require funding in the amount of approximately $1,800,000 in order to fund our plan of operations over the next twelve months. This amount will be offset by any sales of gold recovered from development and mining operations during 2004. We presently have no arrangements to secure the financing that we require and there is no assurance the required financing will be obtained. We anticipate that we may modify our plan of operations depending on the amount of financing available to us and the amount of gold we recover from any development and mining operations. See the discussion of our cash resources and working capital below under Liquidity and Financial Condition and also see Risk Factors.

#### Planned Exploration Activities

We plan to conduct further exploration of the Nolan Placer, Nolan Lode, Smith Creek Placer, and Slisco Bench properties that comprise the Nolan Gold project. See Mineral Exploration and Development Business for a more detailed discussion of our planned exploration activities. If gold prices continue to be strong and we are able to secure additional financing, we may re-commence exploratory drilling on our Ester Dome properties.

We plan to spend approximately $650,000 on exploration activities during the next twelve months. This amount will fluctuate depending on the funds that we have available for exploration. See the discussion of our cash resources and working capital below under Liquidity and Financial Condition

#### Low-Rank Coal-Water Fuel Project

We plan to submit a revised proposal to the DOE's second solicitation under the Clean Coal Power Initiative in September 2004. There is no assurance that our second submission for a commercial-scale LRCWF facility to the DOE CCPI will be successful. If our proposal is successful, funds would not be available until 2005 and any funds would be repayable under the terms of the grant. In addition, we may be required to obtain additional financing in order to fund our required contribution to this project. See Mineral Exploration and Development Business for a more detailed discussion of the low-rank coal-water fuel component of our plan of operations.

We anticipate spending approximately $300,000 during the current fiscal year on our application to the Department of Energy and on other work in connection with establishment of the demonstration facility at the Grant Mill.

### RESULTS OF OPERATIONS

#### Year Ended November 30, 2003 Compared To The Year Ended November 30, 2002.

#### Revenues

We did not earn revenues during the year ended November 30, 2003 or November 30, 2002 as we did not reach commercial production of gold from the Nolan Gold Project during this period.

# Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

We achieved gold sales of $100,976 during the year ended November 30, 2003. These gold sales represented sales of gold recovered during our summer recovery operations at the Nolan Gold Project. Under our accounting policies, these gold sales were treated as sales received incidental to developmental activities on the Nolan Gold Project. Due to this accounting treatment, gold sales were offset against development costs associated with the Nolan Gold Project. We will not treat sales of gold recovered from Nolan Gold Project as revenues until such time as we have reached commercial levels of gold production from the Nolan Gold Project.

We plan to re-commence extraction activities in summer 2004 when available melt water will allow the processing of ore to separate gold if we proceed with any development and mining plans for 2004. Any recoveries from gold sales are not anticipated to be realized until the third quarter of 2004. We cannot provide investors with any assurance as to sales of gold during fiscal 2004 due to the uncertainties of gold mining. See Risk Factors in our Annual Report on Form 10-KSB.

We anticipate that we will not realize revenues during the current fiscal year from the low-rank coal-water fuel component of our plan of operations. We will not be able to realize revenues from this business until we are able to proceed with the construction and operation of a commercial-scale demonstration facility for the low-rank coal-water fuel technology. There is no assurance that we will be able to secure the financing necessary to proceed with construction of this demonstration facility or that the demonstration facility will prove the commercial viability of the process. See Mineral Exploration and Development Business and Risk Factors in our Annual Report on Form 10-KSB.

**Operating Costs**

We did not incur any operating costs during the years ended November 30, 2003 and November 30, 2002 due to the fact that we did not achieve production from mining activities during either year.

We incurred development costs in the amount of $4,766,335, net of recoveries from gold sales, on the Nolan Gold Project during the year ended November 30, 2003 and $1,114,498 during the year ended November 30, 2002. These development costs were incurred in connection with our development and mining activities at the Nolan Gold Project. Development costs were capitalized in accordance with our policy to capitalize development expenses prior to production. Development expenses at the Nolan Gold Project will be expensed as operating costs once production at the Nolan Gold Project commences. Other Expenses

Our expenses decreased to $3,683,514 for the year ended November 30, 2003 compared to $3,834,291 for the year ended November 30, 2002, representing a decrease of $150,777 or 4%. The decrease in expenses was primarily attributable to reductions in consulting fees advertising and promotion, research and foreign exchange gain during the year ended November 30, 2003. Decreases on these expenditures were largely off-set by increases in general exploration, capital lease obligations, office and development cost write-off expenses.

Management services attributable to the activities of the Tri-Con Group remained relatively unchanged at $204,932 for the year ended November 30, 2003 compared to $204,059 for the year ended November 30, 2002.

Our increased activity on our mineral properties also caused general exploration expenses to increase to $507,247 for the year ended November 30, 2003 compared to $98,006 for the year ended November 30, 2002, representing an increase of $409,241 or 418%. The increase in exploration expenses was attributable to increased exploration activities at the Nolan Gold Project during 2003. These exploration activities included drilling and exploration activities on the Nolan Deep Channel, Mary's Bench, and Treasure Chest areas. We anticipate that these expenses will continue to increase when we proceed with our planned drilling and exploration activities on the Nolan Gold properties.

Research activities attributable to the low-rank coal water fuel technology decreased to $148,465 for the year ended November 30, 2003 compared to $256,954 for the year ended November 30, 2002, representing a decrease in the amount of $108,489 or 42%. Research activities were primarily in connection with the submission of our application for a grant to the Department of Energy and include the compensation of Dr. Warrack Willson. We anticipate that these expenses will not increase during the current fiscal year based on our decision to re-submit our application for the second round of financing. We do not expect significant increases in research expenses as we plan to continue our focus on development, mining and exploration at the Nolan Gold Project.

# Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

Office expenses increased to $581,205 for the year ended November 30, 2003 compared to $374,392 for the year ended November 30, 2002, representing an increase of $206,813 or 55%. This increase reflects our increased general operations and increased activity in our offices in Fairbanks, Alaska in connection with our increased development, mining and exploration activities at the Nolan Gold Project.

Consulting fees decreased to $911,796 for the year ended November 30, 2003 compared to $1,958,258 for the year ended November 30, 2002, representing a decrease of $1,046,462 or 53%. The decrease was attributable to us engaging fewer consultants during the year.

We wrote off $350,000 during 2003 that had previously been capitalized with respect to our former Marshall Dome property.

### Loss

Our loss decreased to $3,675,079 for the year ended November 30, 2003 compared to $3,755,401 for the year ended November 30, 2002 representing a decrease of $80,322 or 2%. This decrease in our loss was primarily attributable to the decreases in our other expenses, as discussed above. We anticipate that we will continue to incur a loss until such time as we can achieve significant revenues from sales of gold processed from the Nolan Gold Project.

## LIQUIDITY AND FINANCIAL CONDITION

### Cash and Working Capital

We had cash of $397,290 as of November 30, 2003, compared to cash of $905,000 as of November 30, 2002. We had a working capital deficiency of $1,109,199 as of November 30, 2003, compared to a working capital deficiency of $604,458 as of November 30, 2002. The increase in our working capital deficiency was primarily the result of our capital lease obligation.

We will require additional financing during the current fiscal year due to our current working capital deficiency, our plan of operations for the Nolan Gold Project, our planned exploration activities and our plan to re-submit a grant application to the Department of Energy. We are able to proceed with our plan of operations for approximately six months based on our current cash reserves. While financing requirements will be off-set by revenues generated from gold sales, these gold sales are not anticipated to cover all financing requirements. In addition, revenues will be subject to the quantity of gold recovered. See Risk Factors in our Annual Report on Form 10_KSB.

### Cash Used In Operating Activities

Cash used in operating activities increased to $2,477,852 for the year ended November 30, 2003, compared to $2,172,987 for the year ended November 30, 2002. We funded the cash used in operating activities primarily through equity sales of our common shares.

### Financing Activities

Cash provided by financing activities increased to $6,824,268 for the year ended November 30, 2003, compared to $5,525,690 for the year ended November 30, 2002. Of the cash provided by financing activities, a total of $6,758,820 was provided by share issuances. Cash provided by financing activities was used to fund our operating and financing activities. Equity financings were completed with private purchasers at prices that were reflective of the market price of our common shares as of the date of the financing.

We anticipate continuing to rely on equity sales of our common shares in order to continue to fund our business operations. Issuances of additional shares will result in dilution to our existing shareholders.

### Investing Activities

We used $4,854,126 in investing activities during the year ended November 30, 2003 compared to $2,464,796 during the year ended November 30, 2002, representing an increase of $2,389,330. The increase was due to our determination to proceed with equipment leases and development activities in connection with the mining operations at the Nolan Gold Project.

We incurred development costs in the amount of $4,766,335 on the Nolan Gold Project during the year ended November 30, 2003. These amounts were capitalized and are included in our consolidated statements of cash flows as investing activities.

### Capital Leases

On October 11, 2002, we entered into a lease purchase agreement whereby we would purchase three dump trucks, an underground loader, two surface loaders, and other equipment valued at a total of $1,496,150. The agreement required payment upon signing of $550,000 (paid), $100,000 on or before December 1, 2003 and 24 equal payments thereafter for the balance of the purchase price plus interest at a rate of 12% per annum.

On February 14, 2003, we entered into a three year lease agreement whereby we would purchase mining equipment valued at $250,170. The agreement required a payment on signing of $105,000 (paid), $25,000 on or before December 4, 2003 and 24 equal payments for the balance of the purchase price plus interest at a rate of 12% per annum.

As at November 30, 2003, the total amount outstanding under two lease purchase agreements was $1,235,577. We are required to maintain the equipment in good working order and are also required to maintain adequate insurance on the equipment. We are required to complete future lease payments of $594,085 during the 2004 fiscal year and $641,492 during the 2005 fiscal year.

**Tri-Con Group**

We had pre-paid $118,889 to the Tri-Con Group as of November 30, 2003 in connection with planned development activities to be carried out on the Nolan Gold Project during fiscal 2004. These activities will be carried out by the Tri-Con Group on behalf of us in accordance with our operating agreements with the Tri-Con Group. See Item 12 – Certain Relationships and Related Transactions from our Annual Report on Form 10_KSB.

**Debt Re-Structuring**

On March 1, 2001, we completed negotiations to restructure our $2,000,000 convertible debentures. We approved the issuance of replacement debentures in the aggregate amount of $2,564,400 in consideration of cancellation of the $2,000,000 principal amount of the original debentures, plus all accrued interest on the original debentures to March 1, 2001. The replacement debentures bear interest of 8.0% per annum and mature March 1, 2006. Principal payments are due at the end of each month. Interest is due and payable on a quarterly basis on February 28, May 31, August 31, and November 30. If we fail to make any payment of principal or interest, we must issue shares equivalent in value to the unpaid amounts at 20% below the average market price for the 30 day period prior to the payment being made. We did not make any cash payments of principal or interest during the year ended November 30, 2003. Accordingly, we completed the following issuances of shares in satisfaction of amounts of principal and interest due under the replacement debentures during 2003:

a) On December 11, 2002, we issued 372,818 shares at the average market price of $0.38 to the holders of the replacement debenture to satisfy the quarterly payments due November 30, 2002. The value of the transaction consists of $119,245 of principal and $22,426 of interest.

b) On April 9, 2003, we issued 3,274,865 shares to the replacement debenture holders at the price of $0.18 to satisfy the quarterly payments due February 28, 2003 of principal and interest. The value of this transaction consists of $569,434 of principal, and $20,042 of interest.

c) On August 13, 2003, we issued 913,551 shares to the holders of the replacement debentures, at the average market price of $0.14 per share to satisfy the quarterly payments due May 31, 2003 of principal and interest. The value of this transaction consists of $119,245 of principal, and $8,653 of interest.

d) On October 6, 2003, we issued 738,308 shares at an average price of $0.17 to the replacement debenture holders to satisfy the quarterly payments due August 31, 2003. The value of this transaction consists of $119,245 of principal and $6,268 of interest.

As at November 30, 2003, $2,098,490 plus $537,428 of accrued interest has been exchanged for replacement debentures. The amount of the replacement debentures outstanding as of November 30, 2003 was $247,445, of which $53,303 is classified as a current. Remaining original convertible debentures of $140,000 plus accrued interest of $108,204 are in default and are recorded as current liabilities. There is no agreement to exchange this amount of remaining original convertible debentures into replacement debentures.

**Mineral Properties**

As of November 30, 2003, we were in arrears of required mineral property claims and option payments of $240,000 and therefore the rights to the property were adversely affected. However, we are currently in the process of re-negotiating the terms and conditions of the Agreement with the property owner. The property owner has confirmed that our mineral claims and options are in good standing on the understanding we will use our best efforts to pay the minimum royalty payments, including the payments that are in arrears for the past four years, when business conditions permit.

As of November 30, 2003, we were in arrears of required mineral property claims and option payments of $59,000 and therefore the rights to the property were adversely affected. However, subsequent to November 30, 2003, we completed option payments on the Burggraf property in the amount of $20,000 and, as a result of this payment all of our mineral claims and options are in good standing.

As of November 30, 2003, we were in arrears of required mineral property claims and option payments of $9,117 and therefore the rights to the property were adversely affected. However, subsequent to November 30, 2003, we completed our option payments on the Dobbs property in the amount of $9,117 and, as a result of this payment all of our mineral claims and options are in good standing.

As of November 30, 2003, we were in arrears of required mineral property claims and option payments of $5,000 and therefore the rights to the property were adversely affected. However, subsequent to November 30, 2003, we completed our option payments on the Eagle Creek property in the amount of $5,000 and, as a result of this payment all of our mineral claims and options are in good standing.

### Low-Rank Coal-Water Fuel Business

We are continuing our attempt to obtain a grant of $10,000,000 in order to proceed with establishing the commercial viability of our low-rank coal-water fuel business. The first round of grants on the Clean Coal Power Initiative was released by the Department of Energy and our application for a grant was not approved. We plan to re-submit our application to the Department of Energy for the second round of grants in September of 2004. There is no assurance that we will be awarded any grant or that it will be able to complete any additional sales of our equity securities or arrange for debt or other financing to fund this component of our plan of operations.

### Future Financings

We require additional financings in order to fund our plan of operations. We anticipate continuing to rely on equity sales of our common shares in order to continue to fund our business operations. Issuances of additional shares will result in dilution to our existing shareholders. There is no assurance that we will achieve any of additional sales of our equity securities or arrange for debt or other financing for to fund our planned mining, development and exploration activities.

## CRITICAL ACCOUNTING POLICIES

### Going Concern

Our financial statements have been prepared on a going concern basis, which assumes the realization of assets and settlement of liabilities in the normal course of business. The application of the going concern concept and the recovery of amounts recorded as mineral properties and the capital assets are dependent on our ability to obtain additional financing to fund our operations and acquisition, exploration and development activities, the discovery of economically recoverable ore on our properties, and the attainment of profitable operations. We plan to continue to raise capital through private placements and warrant issues. In addition, we are exploring other business opportunities including the development of low-rank coal-water fuel as replacement fuel for oil fired industrial boilers and utility generators.

### Mineral Properties

We confine our exploration activities to areas from which gold has previously been produced or to properties, which are contiguous to such areas and have demonstrated mineralization. We capitalize the costs of acquiring mineral claims until such time as the properties are placed into production or abandoned. Expenditures for mine development are capitalized when the properties are determined to have economically recoverable, proven reserves but are not yet producing at a commercial level.

Once a property reaches commercial levels of production operating costs will be charged against related revenues. Based on the application of this accounting policy, the expenditures incurred in development of the Nolan Gold Project during fiscal 2003 were capitalized. Development expenses at the Nolan Gold Project will be expensed as operating costs once production at the Nolan Gold Project commences.

# Management's Discussion and Analysis of Financial Condition and Results of Operations Con't

Amortization of mineral property costs relating to properties in production is provided during periods of production using the units-of-production method based on the estimated economic life of the ore reserves. On an ongoing basis, we evaluate each property for impairment based on exploration results to date, and considering facts and circumstances such as operating results, cash flows and material changes in the business climate. The carrying value of a long-lived asset is considered impaired when the anticipated discounted cash flow from such asset is separately identifiable and is less than its carrying value. If an asset is impaired, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated discounted cash flows with a discount rate commensurate with the risk involved. Losses on other long-lived assets to be disposed of are determined in a similar manner, except that fair market values are reduced for the costs of disposal.

The amounts shown for mineral properties and development which have not yet commenced commercial production represent costs incurred to date, net of recoveries from developmental production, and are not intended to reflect present or future values.

**Stock Based Compensation**

Effective November 1, 2002, we adopted the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation. Under the modified prospective method of adoption selected by us under the provisions of FASB Statement No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, compensation cost recognized in 2003 is the same as that which would have been recognized had the recognition provisions of Statement 123 been applied from its original effective date. Results for prior years have not been restated.

**FORWARD-LOOKING STATEMENTS AND RISK FACTORS**

The information in this Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve risks and uncertainties, including statements regarding Silverado's capital needs, business plans and expectations. Such forward-looking statements involve risks and uncertainties regarding the market price of gold, availability of funds, government regulations, common share prices, operating costs, capital costs, outcomes of ore reserve development and other factors. Forward-looking statements are made, without limitation, in relation to operating plans, property exploration and development, availability of funds, environmental reclamation, operating costs and permit acquisition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expect", "plan", "intend", "anticipate", "believe", "estimate", "predict", "potential" or "continue", the negative of such terms or other comparable terminology. Actual events or results may differ materially. In evaluating these statements, you should consider various factors, including the risks identified in this Annual Report and Silverado's Annual Report on Form 10-KSB for the year ended November 30, 2003 filed with the Securities and Exchange Commission (the "SEC"), and, from time to time, in other reports Silverado files with the SEC. These factors may cause Silverado's actual results to differ materially from any forward-looking statement. Silverado disclaims any obligation to publicly update these statements, or disclose any difference between its actual results and those reflected in these statements. The information constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.

# Management

**Garry L. Anselmo,**

Chairman & Chief Operating Officer: Mr. Anselmo has 41 years experience in mineral exploration. He holds a Bachelor of Arts degree. During 1961-1966 he worked in field explorations with Kennecott Copper, Anaconda American Brass and American Metal Climax. In 1967 he founded Tri-Con Mining Ltd. a geological, geophysical and geochemical service and consulting company to the mining industry. He has managed Silverado from 1973 to present.

**James F. Dixon,**

Director: Mr. Dixon holds a Bachelor of Commerce degree and a Bachelor of Laws degree. Mr. Dixon has been engaged in the practice of law since 1973. He is a lawyer and a partner in the law firm of Shandro Dixon Edgson, Barristers and Solicitors, of Vancouver, British Columbia.

**Stuart C. McCulloch,**

Director: Mr. McCulloch retired as District Manager from Canada Safeway, in January,1991.

**John R. Mackay,** LL.B,

Corporate Secretary: Mr. Mackay is a practicing lawyer who, from March 1993 to June 1998, was a sole practitioner. Prior to 1993, Mr. Mackay was a lawyer and partner in the law firm Davis and Company, Barristers and Solicitors, of Vancouver, British Columbia for 35 years.

**Edward J. Armstrong,**

President of wholly-owned subsidiary, Silverado Green Fuel Inc.: Mr. Armstrong holds a Bachelor of Science Degree in Geology from Washington State University, 1971, and is a Professional Geologist.

**Warrack G. Willson,**

Vice President Fuel Technology, Silverado Green Fuel Inc.: Dr. Willson was appointed Vice-President of Silverado Green Fuel Inc. in March 2000 to lead the conversion of Silverado's Grant Mill into the world's first Low-Rank Coal-Water Fuel production facility. Dr. Willson holds a Supervisory Chemical Engineering Rating from the US Civil Service Commission, 1978, a PhD in Physical Chemistry from the University of Wyoming, 1970 and a BA in Chemistry and Mathematics from the University of Northern Colorado, 1965. He Founded Coal-Water Fuel services in 1994, which provides engineering services to develop clean coal conversion projects to develop low cost non hazardous alternatives to oil.

# Market for Common Shares and Related Stockholder Matters

## MARKET INFORMATION

Silverado's common shares are quoted on the OTC Bulletin Board under the symbol SLGLF and on the Berlin Stock Exchange under the symbol SLGL. The following table indicates the high and low bid prices of the common shares during the periods indicated:

OTCBB:

| QUARTER ENDED | HIGH BID | LOW BID |
|---|---|---|
| Feb 28, 2002 | $0.41 | $0.088 |
| May 31, 2002 | $0.18 | $0.093 |
| Aug 31, 2002 | $0.23 | $0.14 |
| Nov 30, 2002 | $0.625 | $0.36 |
| Feb 28, 2003 | $0.755 | $0.165 |
| May 31, 2003 | $0.275 | $0.108 |
| Aug 31, 2003 | $0.355 | $0.175 |
| Nov 30, 2003 | $0.134 | $0.115 |

**BERLIN:**

| QUARTER ENDED | HIGH BID | LOW BID |
|---|---|---|
| Aug 31,2002 | $0.46 | $0.40 |
| Nov 30, 2002 | $0.60 | $0.50 |
| Feb 28, 2003 | $0.16 | $0.16 |
| May 31, 2003 | $0.22 | $0.21 |
| August 31, 2003 | $0.18 | $0.18 |
| Nov 30, 2003 | $0.134 | $0.115 |

**FRANKFURT:**

| QUARTER ENDED | HIGH BID | LOW BID |
|---|---|---|
| Aug 31,2002 | $0.46 | $0.40 |
| Nov 30, 2002 | $0.60 | $0.50 |
| Feb 28, 2003 | $0.16 | $0.16 |
| May 31, 2003 | $0.22 | $0.21 |
| August 31, 2003 | $0.20 | $0.18 |
| Nov 30, 2003 | $0.134 | $0.115 |

The source of the high and low bid information for trading on the OTCBB is the NASD OTC Bulletin Board. The market quotations provided reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions.

## HOLDERS OF COMMON SHARES

As at March 2, 2004, we had approximately 3,700 registered holders of our common shares, approximately 80% of whom are located in the United States.

## DIVIDENDS

We have not declared dividends on our common stock in the two most recent fiscal years.

We are restricted in our ability to pay dividends by limitations under British Columbia law relating to the sufficiency of profits from which dividends may be paid. In addition, our Articles (the equivalent of the Bylaws of a United States corporation) provide that no dividend shall be paid otherwise than out of funds or assets properly available for the payment of dividends and declaration by the directors as to the amount of such funds or assets available for dividends shall be conclusive.

The Canadian Income Tax Act (the "Tax Act") provides in subsection 212(2) that dividends and other distributions deemed to be dividends paid or deemed to be paid by a Canadian resident company to a non-resident person shall be subject to a non-resident withholding tax of 25 percent on the gross amount of the dividend. Subject to certain exceptions, paragraph 212(1)(b) of the Tax Act similarly imposes a 25 percent withholding tax on the gross amount of interest paid by a Canadian resident to a non-resident person.

Subsection 115 (1) and Subsection 2 (3) of the Tax Act provide that a non-resident person is subject to tax at the rates generally applicable to persons resident in Canada on any "Taxable capital gain" arising on the disposition of shares of a corporation that is listed on a prescribed stock exchange (which includes OTC bulletin board) if:

(i) such non-resident, together with persons with whom he does not deal at arm's length, has held 25% or more of the outstanding shares of any class of stock of the corporation at any time during the five years preceding such disposition; or

(ii) the shares disposed of were used by such non-resident in carrying on a business in Canada.

A taxable capital gain is presently equal to one-half of a capital gain.

Provisions in the Tax Act relating to dividend and interest payments by Canadian residents to persons resident in the United States are subject to the 1980 Canada - United States Income Tax Convention (the "1980 Convention"). Article X of the 1980 Convention provides that the rate of non-resident withholding tax on dividends shall not exceed 5 percent of the gross amount of the dividends where the non-resident person who is the beneficial owner of the shares is a corporation, which owns at least 10 percent of the voting stock of the corporation paying the dividend. In other cases, the rate of non-resident withholding tax shall not exceed 15 percent.

Article XI of the 1980 Convention provides that the rate of non-resident withholding tax on interest shall not generally exceed 10 percent of the gross amount of the interest.

The reduced rates of non-resident withholding relating to dividends and interest provided by the 1980 Convention do not apply if the recipient carries on business or provides independent personal services through a permanent establishment situated in Canada, and the shareholding or debt claim is effectively connected with that permanent establishment. In that case, the dividends and interest as the case may be, are subject to tax at the rates generally applicable to persons resident in Canada.

Article XIII of the 1980 Convention provides that gains realized by a United States resident on the sale of shares such as ours may be taxed in both Canada and the United States. However, taxes paid in Canada by a United States resident would, subject to certain limitations, be eligible for foreign tax credit treatment in the United States, thereby minimizing the element of double taxation.

Except as described above, there are no government laws, decrees, regulations or treaties that materially restrict the export or import of capital, including foreign exchange controls, or which impose taxes, including withholding provisions, to which United States shareholders are subject.

# Where You Can Find More Information

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. The Company files reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website, located at www.sec.gov, that contains reports, proxy statements and other information regarding companies and individuals that file electronically with the SEC.

# Corporate Information

**Head Office:**

Silverado Gold Mines Ltd.
Email: pr@silverado.com
505 - 1111 West Georgia Street
Vancouver, BC
Canada V6E 4M3
Toll Free: 1-800-665-4646

**Field Office:**

Silverado Green Fuel Inc.
PO Box 83730
Fairbanks, Alaska 99708
USA

**Auditors:**

Morgan & Co, Chartered Accountants
1488 - 700 West Georgia Street
Vancouver, BC
Canada V7Y 1A1

**Registrar and Transfer Agent:**

Computershare Trust Company of Canada
510 Burrard Street
Vancouver, BC
Canada V6C 3B9

Computershare Trust Company of Canada
151 Front Street West
Toronto, Ontario
Canada M5J 2N1

**Legal Counsel Canada:**

Davis & Company
Address: 2800 - 666 Burrard Street
Vancouver, BC
Canada V6C 2Z7

**Banking:**

Royal Bank of Canada
Main Branch
2nd Floor - 1025 W. Georgia St.
Vancouver, BC
Canada V6E 3N9

**Market Information:**

**Symbols:**
OTCBB - SLGLF
SEC Registered 1978

BERLIN EXCHANGE - SLGL (WKN: 867737)

FRANKFURT EXCHANGE - SLGL

www.silverado.com

Silverado Gold Mines Ltd
Email: [illegible]@silverado.com
505 - 1111 West Georgia Street
Vancouver, BC
Canada V6E 4M3
Toll Free: 1-800-665-4646